EXHIBIT 99.10

SUMMARY OF AVOCENT CORPORATION 2007 EXECUTIVE BONUS PROGRAM

Program Background

The Avocent Corporation 2007 executive bonus program was adopted by the Compensation Committee of the Board of Directors of Avocent Corporation (the “Company”) and is designed to attract and retain qualified key executives critical to the Company’s growth and long-term success.  The Company’s Compensation Committee is comprised of three independent non-employee directors.  From time to time, the Company engages independent compensation consultants to advise the Compensation Committee on compensation and benefit matters.

It is the objective of the Company’s Compensation Committee and the Board of Directors to have a portion of each executive’s compensation contingent upon the Company’s performance as well as upon the individual’s personal performance.  Accordingly, each executive officer’s compensation package is comprised of three elements: (i) annual base salary, (ii) annual cash bonus based on the achievement of performance goals established for the Company and for the executive officer, and (iii) equity-based awards that are designed to strengthen the mutuality of interests between the executive officer and the Company’s stockholders, a portion of which are based on the achievement of performance goals established for the Company.  The 2007 executive bonus program is designed to meet the second of these three elements, and bonuses to be awarded under the executive bonus program by the Compensation Committee are based on objective and subjective standards.  In awarding executive bonuses, the Compensation Committee considers the Company’s success in achieving specific financial and business goals and objectives and each executive’s success in achieving certain individual goals and objectives.  The Compensation Committee has the authority to award additional bonuses based on its evaluation of an executive’s performance during a year.

Program Summary

The executive bonus program is designed to reward executives on a sliding scale basis for annual performance by the Company that is above and beyond reasonable performance, and the program is targeted at 100% of base pay for the Company’s Chief Executive Officer, 70% of base pay for the Company’s President, and 60% of base pay for the Company’s other executive officers.  The calculation of executive bonuses is initially determined based on the achievement of specific corporate-wide business and financial objectives (including revenue diversification, mix, and growth, acquisition integration, and other strategic matters) that were approved by the Company’s Board of Directors and are applicable to all executives (constituting 60% of the targeted total bonus potential) and the achievement of specified individual goals tailored to the individual executive (constituting 40% of the targeted total bonus potential).

The Compensation Committee was of the view, however, that any bonus payments for 2007 should be contingent upon the overall financial performance of the Company for 2007 as measured by operational revenue and operational earnings per share.  The Compensation Committee therefore incorporated a financial component into the 2007 executive bonus program that is to be used as a multiplier with a range of 0% to 150% to deny or limit the originally-targeted bonuses based on lesser financial performance or to increase the originally-targeted bonuses based on exceptional financial performance (subject to the maximum percentages noted below).

The financial component is based on specified levels of growth in the Company’s operational revenue (which is income prior to intangible amortization, stock compensation expense, and acquired in-process research and development expense) and specified levels of growth in the Company’s operational earnings per share in 2007 (after deducting executive bonuses net of tax) over the base operational revenue and earnings per share in 2006.  There are adjustments for acquisitions on a pro-rata basis, and any transaction expenses from transactions that do not close are excluded from the calculation of operational earnings per share.  Each of the two performance metrics would be weighted equally in calculating the percentage of performance shares actually earned by each participant.  Depending on the levels of growth in the Company’s 2007 operational revenue and 2007 operational earnings per share over 2006, an executive would actually earn a percentage from 0% to 150% of the targeted bonus initially determined.  As a result, the maximum award under the program is 150% of base pay for the Company’s Chief Executive Officer, 105% of base pay for the Company’s President, and 90% of base pay for the Company’s other executive officers.

Corporate and Individual Objectives

The specific Company-wide and individual goals and objectives and specific levels of operational revenue and earnings per share growth and the related multiplier percentages have been communicated to each eligible executive and represent target levels or other achievements with respect to specific quantitative or qualitative performance related factors, or factors or criteria involving confidential commercial or business information, the disclosure of which would have an adverse effect on the Company.